UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number 1-32186

YM BioSciences Inc.

(Translation of registrant’s name into English)

Suite 400, Building 11

5045 Orbitor Drive

Mississauga, Ontario  L4W 4Y4
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

This Form 6-K shall be incorporated by reference into the Prospectus and Registration Statement of YM BioSciences Inc. on Form S-8 (File No. 333-134410) and as an Exhibit to the Registration Statement of YM BioSciences Inc. on Form F-10 (File No. 333-175381).

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By:	/s/ Leonard Vernon
Name:	Leonard Vernon
Title:	Vice President, Finance and Administration

Date:  January 10, 2013

EXHIBIT INDEX

Exhibit	Description

99.1	Management Proxy Circular (including shareholder letter and notice of meeting)
99.2	Form of proxy
99.3	Letter of Transmittal for Common Shares
99.4	Letter of Transmittal for Warrants
99.5	Interim Order
99.6	Notice of Application